January 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Acceleration Request of Americold Realty Trust
Registration Statement on Form S-11
CIK No. 0001455863

Dear Ms. Barros:

On behalf of Americold Realty Trust (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effective date of the Registration Statement on Form S-11 (File No. 333-221560) filed by the Company be accelerated to 4:00 p.m., Washington, D.C. time, on Thursday, January 18, 2018 or as soon thereafter as practicable.

Please contact me at (678) 387-4726 or C. Spencer Johnson, III, of King & Spalding LLP at (404) 572-2765 or by email (csjohnson@kslaw.com) with any questions concerning this letter.

Very truly yours,

/s/ Marc Smernoff
Marc Smernoff
Chief Financial Officer and
Executive Vice President

cc:	Becky Chow

Kevin Woody

Rahul K. Patel

(Securities and Exchange Commission)

Fred Boehler

Tom Novosel

(Americold Realty Trust)

10 Glenlake Parkway | Suite 600, South Tower | Atlanta, GA 30328 | USA | p. +1.678.441.1400 | f. +1.678.441.6824 | www.americold.com

Keith Townsend

C. Spencer Johnson, III

Peter Genz

Gibbs Fryer

(King & Spalding LLP)

Edward F. Petrosky

J. Gerard Cummins

(Sidley Austin LLP)

10 Glenlake Parkway | Suite 600, South Tower | Atlanta, GA 30328 | USA | p. +1.678.441.1400 | f. +1.678.441.6824 | www.americold.com